Exhibit 99.2

Execution Version

SECOND AMENDMENT TO THE

OLD LINE BANK

SALARY CONTINUATION PLAN AGREEMENT

THIS SECOND AMENDMENT TO THE OLD LINE BANK SALARY CONTINUATION PLAN AGREEMENT (“Second Amendment”) is made and entered into by and among Old Line Bank, a banking corporation organized and existing under the laws of the State of Maryland (“Old Line”), Mark A. Semanie (the “Employee”) and Wesbanco, Inc. (“Wesbanco”). Capitalized terms have the meanings ascribed to them under that certain Salary Continuation Plan Agreement dated March 27, 2017 and amended May 7, 2018 (as amended, the “Salary Continuation Plan Agreement”).

WHEREAS, Employee is the Participant under the Salary Continuation Plan Agreement with such participation governed by the terms of the Salary Continuation Plan Agreement;

WHEREAS, under the Salary Continuation Plan Agreement, the Employee becomes entitled to receive a disability benefit or retirement benefit after his termination of employment from the general assets of Old Line pursuant to a schedule applicable to the Employee (the “Benefit Schedule”);

WHEREAS, the Benefit Schedule increases the Benefit payable after termination of employment on each January 1st during the Employee’s employment with Old Line and then on April 22, 2028, the Employee’s 65th birthday when the maximum possible Benefit for the Employee, that is, $154,435, is reached;

WHEREAS, in the event of a Change in Control as defined in the Salary Continuation Plan Agreement, the Benefit Schedule increases the Benefit otherwise payable to the Employee on termination of employment by an amount that approximates the benefit increase attributable to (4) years of employment with Old Line, in specific example, upon a termination of employment without a Change in Control, for 2019, the Employee would be entitled to receive $54,188 per year and for 2023, $97,538 per year while, if there was a Change in Control in 2019, the Benefit payable after termination of employment to the Employee in 2019 would be $98,343 per year;

WHEREAS, Wesbanco and Old Line are considering a business combination in the form of a merger under that certain Agreement and Plan of Merger dated July 23, 2019 (the “Merger Agreement”), which is incorporated herein as if set forth in its entirety;

WHEREAS, Wesbanco and Old Line are concerned about a loss of federal income tax deductibility and the Employee is concerned about an increase in his federal income tax liability if the increased benefit becomes payable within one year of the consummation of the transactions contemplated by the Merger Agreement;

WHEREAS, Wesbanco has offered the Employee continued employment following the consummation of the transactions contemplated by the Merger Agreement as Market President of the entity resulting from the merger (the “Successor Bank”) and the Employee has agreed to accept such employment;

WHEREAS, Wesbanco and the Employee are willing to amend the Salary Continuation Plan Agreement to provide that, if the merger occurs and the Employee remains employed by the Successor Bank for one year from the date of the consummation of the transactions contemplated by the Merger Agreement, particularly the merger, and the Salary Continuation Plan Agreement as applied to the Employee shall be amended to eliminate any provisions relating to a Change in Control and the Benefit Schedule would be amended to provide that, for a termination of employment after one year following the consummation of the transactions contemplated by the Merger Agreement, particularly the merger, the Benefit payable to the Employee would be the greater of $103,260 per year or the amount that would be paid under the Benefit Schedule for the year of actual termination of employment without regard to any Change in Control provision.

NOW, THEREFORE, in consideration of the premises and thee mutual promises herein contained, the parties agree as follows:

1.

Effectiveness of This Second Amendment. This Second Amendment shall be effective and have legal and binding effect if, but only if, the transactions contemplated by the Merger Agreement and, particularly, the merger, are consummated. If the transactions contemplated by the Merger Agreement, particularly the merger, are not consummated, this Second Amendment shall be without legal force or effect and Wesbanco shall have no obligations to the Employee and the Employee shall have no obligations to Wesbanco.

2.

Effect of Second Amendment on Salary Continuation Plan Agreement. If this Second Amendment becomes effective, the Salary Continuation Plan Agreement as applied to the Employee shall remain in full force and effect except as changed or amended by this Second Amendment.

3.

Deletion of Change in Control Provisions from Salary Continuation Plan Agreement as applied to Employee. Upon the effectiveness of this Second Amendment, all provisions in the Salary Continuation Plan Agreement as applied to the Employee shall be stricken and shall be of no force and effect and neither Wesbanco nor the Successor Bank shall have any obligation to pay a Change in Control benefit to Employee under the Salary Continuation Plan Agreement as applied to the Employee.

4.

Amount Payable If the Employment of the Employee Terminates Prior to the First Anniversary of the Consummation of the Transactions Contemplated by the Merger Agreement. Upon the effectiveness of this Second Amendment, if the employment of the Employee terminates prior to the first anniversary of the consummation of the transactions contemplated by the Merger Agreement, particularly the merger, due to Employee’s voluntary resignation or he is terminated by the Successor Bank for cause as defined in the Salary Continuation Plan Agreement, the annual benefit payable to the Employee shall be $54,188 with respect to such termination of employment in 2019 and $65,025 with respect to such termination in 2020. The annual benefit in these circumstances shall be paid at the times and in the manner applicable under the Salary Continuation Plan Agreement as applied to the Employee without regard to any Change in Control provisions.

5.

Amendment to Benefit Schedule If the Employee Remains an Employee After the First Anniversary of the Consummation of the Transactions Contemplated by the Merger Agreement. Upon the effectiveness of the Second Amendment, if the Employee remains an employee of the Successor Bank or an affiliate after the first anniversary of the consummation of the transactions contemplated by the Merger Agreement, particularly the merger, or if his employment is terminated sooner by the Successor Bank for any reason other than cause, the annual Benefit payable under this Second Amendment shall be the greater of $103,260 or the amount that would have been payable under the Salary Continuation Plan Agreement as applied to the Employee for the year in which his employment actually terminates. The annual benefit in these circumstances shall be paid at the times and in the manner applicable under the Salary Continuation Plan Agreement as applied to the Employee without regard to any Change in Control provisions.

6.	Amendment to References. Upon the effectiveness of this Second Amendment, any reference to “Bank” shall be amended to be a reference to the Successor Bank.

7.	Guarantee of Payment. Wesbanco guarantees the payment of any amount owed to the Employee under the Salary Continuation Plan Agreement as amended by this Second Amendment.

INTENDING TO BE LEGALLY BOUND, the parties have set their hands and seals as the day and date first above written.

OLD LINE BANK

By:	/s/ James W. Cornelsen
James W. Cornelsen
President & CEO

WESBANCO, INC.

By:	/s/ Todd F. Clossin
Todd F. Clossin
President & CEO

EMPLOYEE

/s/ Mark A. Semanie
Mark A. Semanie

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